The following document was made public by Hubbell Incorporated on August 24, 2015.

Filed by Hubbell Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Act of 1934

Subject Company: Hubbell Incorporated

Commission File No. 1-02958

Proposed Reclassification of Common Stock August 24, 2015

Safe Harbor Statement / Disclaimer

Forward-Looking Statements

This presentation contains “forward-looking statements” as defined by the Private Securities Litigation Reform Act of 1995. These include statements about our expected future actions and are based on our reasonable current expectations. In addition, all statements regarding the reclassification or share repurchase and expected associated costs and benefits, the likelihood of satisfaction of certain conditions to the completion of the reclassification, whether and when the reclassification will be completed and expected future financial performance are forward looking. Forward-looking statements may be identified by the use of words, such as “believe”, “expect”, “anticipate”, “intend”, “depend”, “should”, “plan”, “estimated”, “predict”, “could”, “may”, “subject to”, “continues”, “growing”, “prospective”, “forecast”, “projected”, “purport”, “might”, “if”, “contemplate”, “potential”, “pending,” “target”, “goals”, “scheduled”, “will likely be”, and similar words and phrases. Discussions of strategies, plans or intentions often contain forward-looking statements. Important factors, among others, that could cause our actual results and future actions to differ materially from those described in forward-looking statements include, but are not limited to: failure to receive the requisite approvals of our shareholders necessary to achieve the reclassification; any other delays with respect to, or the failure to complete, the reclassification; the ability to carry out future transactions and strategic investments, as well as the acquisition related costs; unanticipated difficulties realizing expected benefits anticipated when enter into a transaction; future repurchases of common stock; any changes in accounting principles, interpretations, or estimates; and the factors described in our Securities and Exchange Commission filings, including the “Business”, “Risk Factors” and “Quantitative and Qualitative Disclosures about Market Risk” sections in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015 and the Company’s Annual Report on Form 10-K for the year ended December 31, 2014. Any such forward-looking statements are not guarantees of future performances and actual results, developments and business decisions may differ from those contemplated by such forward-looking statements. The Company disclaims any duty to update any forward-looking statement, all of which are expressly qualified by the foregoing, other than as required by law.

Additional Information

This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The Company intends to file with the U.S. Securities and Exchange Commission a Registration Statement on Form S-4, which will contain a proxy statement/prospectus in connection with the proposed reclassification. Shareholders are urged to read the proxy statement/prospectus when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus (when available), as well as other filings containing information about the Company, without charge, at the SEC’s website, www.sec.gov, and on the Investor Relations page of Hubbell’s web site at http://www.hubbell.com/Investor/SECFilings.aspx. Copies of the proxy statement/prospectus and other Company filings with the SEC can also be obtained, without charge, by directing a request to Hubbell Inc. Investor Relations, by phone to (475) 882-4000, or in writing to Hubbell Inc., 40 Waterview Drive, Shelton, Connecticut, 06484.

The directors and executive officers of the Company and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed reclassification. Information regarding the Company’s directors and executive officers is available in the Company’s most recent proxy statement, dated March 18, 2015, for the Annual Meeting of Shareholders held on May 5, 2015, which was filed with the SEC on March 18, 2015, and the Company’s other filings with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be contained in the proxy statement/prospectus when it becomes available.

Transaction Background

Company has 57.9 million publicly traded shares of common stock, divided between two classes

Class A: 7.2 million shares

Class B: 50.7 million shares

Class A and B shares are identical from an economic perspective; Class A shares have 20 votes per share while Class B shares have one vote per share

Class A shares represent 12% of the Company’s total economics but control 74% of the voting power

Bessemer Trust Company, the trustee for the Louie E. Roche Trust and the Harvey Hubbell Trust, collectively holds ~3.5 million Class A shares, representing 49% of the voting power of the Class A Stock and 36% of the voting power of the Company

Transaction Overview’s common stock will be reclassified to eliminate the existing dual-class structure

Holders of Class A Common Stock to receive $28.00 in cash

Each share of Class A common stock and each share of Class B common stock to be reclassified into one share of Common Stock of the Company

Reclassification Following reclassification, each share of Common Stock will be entitled to one vote

Aggregate cash consideration of approximately $200 million represents 3.5% of the Company’s current market capitalization

Hubbell’s Board has approved the transaction and obtained fairness opinions from financial advisers:

Fairness to the holders of Class B common stock, from Morgan Stanley

Fairness to the holders of Class A common stock (other than the Trusts), from Centerview Partners

Approvals Transaction subject to customary closing conditions, including approvals from the holders of the Class A common stock and the Class B common stock, each voting as a separate group and voting together

Bessemer, representing 49% of the voting power of the Class A Stock, has entered into a voting agreement to support the transaction

Board has authorized the repurchase of an additional $250 million of Common Stock, bringing the overall available share repurchase authorization to approximately $400 million

The Company’s current intention is to acquire $250 million of Common Stock as soon as practicable following

Share Repurchase the Closing

Timing The reclassification is expected to be completed by late 2015 or early 2016

Hubbell

Shareholder Profile

Current Pro Forma

Shares Economic Voting Shares Economic Voting

Held Interest Power Held Interest Power

Trusts 3.5 million 6% 36% 3.5 million 6% 6%

Other Class A 3.7 million 6% 38% 3.7 million 6% 6%

Shareholders

Total Class A 7.2 million 12% 74% 7.2 million 12% 12%

Shareholders

Class B 50.7 million 88% 26% 50.7 million 88% 88%

Shareholders

Total 57.9 million 100% 100% 57.9 million 100% 100%

Transaction Rationale’s flexibility in structuring and executing strategic transactions Improved trading volume and liquidity for common stock

Recapitalization together with the authorized share repurchase program is expected to be accretive in FY 2016

Authorized share repurchase program supersedes the Company’s prior repurchase expectation

Simplified capital structure will provide a solid foundation for profitable growth and value creation

Expected benefits

Simplification of equity capital structure

Better alignment of economic interests and voting rights of all shareholders

Elimination of negative control by the Trusts and a reduction in the concentration of voting power Enhancement of the Company

Steps Required for Completion

The key steps to be completed prior to the completion of the reclassification include:

Filing of a registration statement on Form S-4, including a proxy statement/prospectus

Holding a Special Meeting of Shareholders:

Vote for approval of the proposed amendment and restatement of the Company’s certificate of incorporation, giving effect to the reclassification

The Company will seek approval of the holders of Class A common stock and the holders of Class B common stock, each voting as a separate voting group and voting together

Bessemer, which owns 49% of the voting power in its class and 36% of the Company, has agreed to vote all of the Trusts’ shares in favor of the proposed reclassification

Upon completion, the Company’s Common Stock is expected to continue to trade on the NYSE

The Company also intends to begin executing $250 million share repurchase program, following completion of the reclassification

Expected completion late 2015 or early 2016